





RHITI SPORTS
"Stay strong and trust Yourself",
"You have the wisdom, You have the power",
"Unleash yourself and unveil the incredible"

Arun Pandey

Chairman & MD, Rhiti Group

New Delhi Area, India

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Rhiti Group of Companies

Banaras Hindu University

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500+ connections

Experienced Group Managing Director with a demonstrated history of working in the marketing and advertising industry. Skilled in Sports Management, Business Development, Marketing Strategy, Sponsorship, and Management. Strong entrepreneurship professional graduated from Banaras Hind...

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Articles

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Rhiti Sports Owner, Arun Pandey reckons growing need for sports management

Arun Pandey
Published on LinkedIn

Management is important for shaping the future of every endeavor. Similarly, when it comes to sports,management is a must, believes Rhiti Sports owner,Mr.Arun Pandey. Without proper management, the chances of achieving success are very less. In India, cricket enjoys an upper hand compared to other sports. One can easily say that cricket has been managed very well. But the same cannot be said for other sports. Rhiti Group owner Mr.Arun Pandey...
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Experience

Rhiti Group of Companies

Chairman & MD, Rhiti Group

Rhiti Group of Companies

Jul 2007 – Present · 11 yrs 5 mos

New Delhi Area, India

Incepted in 2007, Rhiti Group is one of India's fastest growing conglomerates with interests in sports, health & fitness, branded retailing and film production. As the founder & chairman of the group, I've led the growth and expansion of the group into various business verticals. Today, we operate with 6 offices worldwide, including Delhi (HO), Mumbai, Dubai, London, Singapore and New York.

Rhiti Group comprises of 4 key businesses:
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Education

 **Banaras Hindu University**
1992 – 1995